For Immediate Release: September 3, 2024 Attention: Business Editors VERSABANK CLOSES U.S. BANK ACQUISITION: FORMALLY LAUNCHES INNOVATIVE DIGITAL FUNDING SOLUTION TO UNDERSERVED, MULTI-TRILLION-DOLLAR U.S. MARKET LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that, on August 30, 2024, it closed its previously announced acquisition of Stearns Bank Holdingford N.A. (“SBH”). SBH is a national bank chartered under the laws of the United States and regulated by the national Office of the Comptroller of the Currency (OCC) (the “Acquisition”). Upon closing, SBH was renamed VersaBank USA N.A. (“VersaBank USA”). The closing of the Acquisition marks the formal launch of VersaBank’s unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies in the underserved multi-trillion-dollar U.S. market. VersaBank acquired SBH, a $62 million asset-sized bank from Stearns Financial Services, Inc. (“Stearns Financial”), a multi-bank holding company owning several banks including its flagship Stearns Bank National Association having over $3 billion in assets. “This is a transformational event in VersaBank’s growth strategy, enabling us to bring our unique and highly attractive RPP solution, which has been very successful in Canada, to the largest point-of-sale financing market in the world,” said David Taylor, President and Chief Executive Officer, VersaBank. “Over the last 14 years in Canada, we have proven the value proposition of our RPP solution to point-of-sale finance companies, while validating the very low-risk nature of the RPP cash holdback model, both of which are the direct result of our proprietary, state-of-the-art banking technology. To date, our RPP portfolio has never had a loan loss. We are actively working toward finalizing our first U.S. RPP partners as VersaBank USA.” “Importantly, because our Bank effectively operates in the cloud, we are able to launch our RPP solution in the U.S with essentially no capital expenditures and de minimus additional operating expenditures. As a result, the monumental U.S. RPP opportunity, alongside our expected continued steady growth in Canada, is expected to generate a strong and sustainable expansion of our loan portfolio for years to come, enabling us to further capitalize on the significant operating leverage in our digital, branchless model to drive growth in profitability and return on common equity and efficiency, that we believe is unmatched in the North American banking industry.” Mr. Taylor added, “With the acquisition of SBH complete, I want to personally reiterate VersaBank’s commitment to continuing to serve the community of Holdingford, building on the proud legacy of the SBH team.” “The community of Holdingford is in good hands with VersaBank and I have full confidence that they will continue to provide the same levels of service that SBH customers have come to expect, while playing a meaningful role in support of the broader community,” said Kelly Skalicky, President and Chief Executive

Officer, Stearns Financial. “It has been a pleasure to work with the VersaBank team, we share important core values and we at Stearns Financial look forward to a long fruitful relationship with VersaBank as we continue to discover a myriad of additional opportunities for collaboration between our two organizations.” Summary of the Acquisition VersaBank acquired 100% of the outstanding shares of SBH from Stearns Financial for cash consideration of approximately US$14.0 million (CAD$19.3 million). As part of the Acquisition, VersaBank acquired approximately US$61.1 million in assets and assumed approximately US$54.1 million in deposits and other liabilities. Upon closing, SBH was renamed VersaBank USA N.A. and VersaBank anticipates that the Acquisition will be accretive to earnings per share within the first year following the closing. Stearns Financial's flagship and largest national bank, Stearns Bank National Association (“Stearns Bank”) (headquartered in St. Cloud, Minnesota) having more than $3 billion in assets, and Stearns Bank Upsala National Association (located in Upsala, Minnesota), are not part of the Acquisition and will continue to operate independently of VersaBank as they have for more than 60 years. Raymond James & Associates, Inc. served as financial advisor, Davis Polk & Wardwell LLP served as U.S. legal counsel, Stikeman Elliott LLP served as Canadian legal counsel and Chain Bridge Partners, LLC acted as regulatory advisor to VersaBank in the Acquisition. Stinson LLP served as legal counsel to Stearns Financial and SBH. About VersaBank’s Receivable Purchase Program (RPP) VersaBank's Receivable Purchase Program (RPP) is an innovative and highly attractive digital funding solution for finance companies that lend money to consumers and small businesses for what are typically "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible, economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner. As of July 31, 2024, VersaBank's RPP portfolio exceeded CAD$3.1 billion (US$2.3 billion) and has been growing at compounded annual rate of over 26% over the last five years as of fiscal year ended October 31. Since VersaBank's RPP was first launched in Canada in 2010 and launched on a limited basis in the U.S. in April 2022, VersaBank has provided more than CAD$9 billion (US$6.5 billion) in funding to North American finance companies. About Stearns Financial Services, Inc. Stearns Financial Services Inc. (“Stearns Financial”) is a multi-bank holding company headquartered in St. Cloud, MN that is privately held with its more than 500 employees owning 25% of Stearns Financial and profit sharing as employee-owners through its Employee Stock Ownership Plan established over 40 years ago. Stearns Financial is the holding company for Stearns Bank National Association and Stearns Bank Upsala, N.A. As Stearns Financial’s flagship, Stearns Bank National Association has over $3 billion in assets with physical branch locations in Minnesota, Florida, and Arizona and branchless nationwide operations for over 20 years across all 50 states, proudly financing affordable housing nationwide for more than 40 years and currently banking over 35,000 small business customers nationwide. Stearns Bank is consistently recognized as one of the Best Banks to Work For, most recently ranked by American Banker as the 5th best bank to work for among banks in the nation, while earning top rankings based on its strong capital and earnings as one of the nation’s highest-performing banks. The Independent Banker’s 2024 “Best of the Best” ranks Stearns Bank as the 8th best-performing bank in the U.S. among banks having more than $1 billion in assets based on banks’ 3-year average Return on Assets. Stearns Bank and its employee-owners are driven by their passion to help others achieve their greatest ambitions. For more information, visit www.stearnsbank.com About VersaBank VersaBank is a North American bank (federally chartered in Canada and the U.S.) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward- looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements, including those related to VersaBank USA, the Acquisition’s anticipated impact on earnings per share within the first year following closing and/or VersaBank’s Receivable Purchase Program (RPP), will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2023. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.